Simpson Thacher & Bartlett llp

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New York, N.Y. 10017-3954

(212) 455-2000

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Facsimile (212) 455-2502

June 17, 2011

Re:       BRF – Brasil Foods S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-15148

Mr. David R. Humphrey

Ms. Amy M. Geddes
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Humphrey and Ms. Geddes:

On behalf of our client BRF – Brasil Foods S.A. (“Brasil Foods” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 7, 2011, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2010, filed with the Commission on April 29, 2011 (File No. 001-15148).

We note that the response set forth below is based solely on information received from the Company’s management.

Form 20-F

Report of Independent Registered Public Accounting Firm

Comment 1:      You state, in Footnote 2, that the financial statements are in accordance with IFRS as issued by the IASB.  The auditor’s report must include an opinion on whether the financial statements comply with IFRS “as issued by the IASB” as well.  Please amend your document to provide such an auditor’s report as required under Item 17(c) to Form 20-F.

Mr. David R. Humphrey Ms. Amy M. Geddes	-2-	June 17, 2011

Response:        The Company confirms that it will file an amended Form 20-F that provides an auditor’s report that includes an opinion on whether the financial statements comply with IFRS “as issued by the IASB.”

As a result of amending the Form 20-F to include an auditor’s report as required in Item 17(c) thereunder, the Company has updated Note 38 to the consolidated financial statements to include Type 2 subsequent events and has updated Note 7 to include a cross-reference to Note 38. Note 39 to the consolidated financial statements has been updated to include the date at which the Company’s Board of Directors approved the amended filing of Form 20-F.

                        The additional subsequent event disclosures are directly related to the emphasis paragraph in the auditor’s report; therefore, the Company's auditor has also modified its emphasis paragraph to make reference to the subsequent events disclosed in Note 38 to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

Comment 2:      The balances in the individual columns categorized as “Other Comprehensive Income” are not consistent with the information presented in the Consolidate Statements of Comprehensive Income (Loss) on page F-4.  For example, the “Unrealized gains (loss) in the cash flow hedge” appear to be incorrectly captioned.  Please note for future filings.

Response:        The Company acknowledges the Staff’s comment and will ensure a consistent presentation of other comprehensive income in future filings.

*          *          *

The Company has advised us that it acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey Ms. Amy M. Geddes	-3-	June 17, 2011

Please contact John C. Ericson at (212) 455-3520 or Rafael Berckholtz at (212) 455-7329 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:        Leopoldo Viriato Saboya

Edina Aparecida Gomes Biava

            Marcos Roberto Badollato